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                      [WALLACE NEWS RELEASE LETTERHEAD]


WALLACE NEWS RELEASE

FOR IMMEDIATE RELEASE

  WALLACE AND GRAPHIC INDUSTRIES ANNOUNCE AMENDED MERGER AGREEMENT
                TO PROVIDE FOR PRICE OF $21.75

Lisle, Ill., Sunday, October 12, 1997 -- Wallace Computer Services, Inc. (NYSE:WCS) and Graphic Industries, Inc. (NYSE:GII) today announced that they have agreed to an amended Merger Agreement which provides for an increase in the price of Wallace's tender offer for all the outstanding common stock of Graphic Industries from $18.50 to $21.75.

        Wallace further announced an amendment to its agreement with Graphic Industries' largest stockholder, Mark C. Pope III, who has agreed to tender or sell 100% of his shares to Wallace as part of the acquisition. He further agreed to vote 100% of his shares for the Wallace Merger Agreement and against any other offer, and not to tender or sell his shares to any party other than Wallace. Mr. Pope owns approximately 41% of the total shares outstanding, including substantially all of the supervoting Class B shares.

        The Merger Agreement between Wallace and Graphic Industries has also been amended to, among other things, permit Wallace, if it so elects, to terminate the tender offer and complete the acquisition of Graphic Industries solely by merger. Mr. Pope, as the holder of 82% of the aggregate voting power of the currently outstanding shares of Graphic Industries, has agreed in his stockholder agreement with Wallace to vote for such merger.

        The scheduled expiration date of Wallace's tender offer of midnight, New York City time on October 31, 1997 will not be affected by these amendments. Graphic Industries shareholders will receive amended tender offer materials shortly.

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